LETTER AGREEMENT
                               ----------------

     This Letter Agreement (the "Letter Agreement") is entered into as of April 28, 1995 by and between Aberlyn Capital Management Limited Partnership ("Aberlyn"), a Delaware limited partnership and RhoMed Incorporated ("RhoMed"), a New Mexico corporation.

     RhoMed has entered into various financing agreements with Aberlyn whereby Aberlyn and RhoMed entered into a certain Patent Assignment and License Agreement No. 0013P dated July 15, 1993 and Patent Schedule Nos. 002, 003, 004 and 005 thereunder and a Financial Covenant Rider, dated as of November 16, 1994 and Amendment thereto dated December 29, 1994 and a certain Master Lease Agreement No. 0013E dated November 16, 1994 and Lease Schedule No. 001 thereunder and a Financial Covenant Rider, dated as of November 16, 1994 and Amendment thereto dated December 29, 1994 (collectively referred to as the "Agreements").

     Aberlyn and RhoMed hereby agree to modify the terms of the Agreements as follows:

1. a.) RhoMed agrees to remit to Aberlyn beginning May 1, 1995, the following amounts (the "Revised Payment Amounts") that will be applied on a pro-rated basis against each Patent Schedule and Lease Schedule for the term of 48 months commencing May 1, 1995: (Aberlyn will issue a Modification Agreement amending the original Royalty Payment and original Rental amounts (the "Original Payment Amounts") for each Patent Schedule and Lease Schedule within 20 days of the date hereof.) Month No.: Revised Payment Amount:
                  Months 01 - 12:           $    5,000.00
                  Months 13 - 24:           $   20,000.00
                  Months 25 - 48:           $   91,695.00

          b.) Payments for months 1 - 24 will be applied toward principal only and interest shall accrue on the outstanding principal during this period (the "Accrued Interest"). Such Accrued Interest, however, shall not be payable in cash but shall be converted into shares of RhoMed's Common Stock (the "Stock"). The number of shares of Stock will be determined at the date of issuance (the "Issue Date") and will be equal to the cumulative Accrued Interest (as calculated in Exhibit A attached hereto ) at the Issue Date divided by an amount to be negotiated at a future date.

          c.) The Issue Date will be either the end of month 24 as referred to in paragraph 1(b) above (April 30, 1997) or, in the event RhoMed redeems Aberlyn's debt during months 1 - 24, at the end of the month following such redemption.

          d.) Contingent upon the agreement of the underwriter of an IPO, the Stock will be free and tradable by Aberlyn within 180 days of Aberlyn receiving the Stock. The Stock will be subject to piggy-back registration rights.

          e.) The total outstanding principal as of the end of month 24 will be amortized over the 24 month period beginning May 1, 1997, along with interest which shall begin to accrue on May 1, 1997.

     2. RhoMed further agrees to issue to Aberlyn upon the signing of this Letter Agreement a warrant to purchase a minimum of 200,000 shares of RhoMed's Common Stock, at an exercise price to be negotiated at a future date.

     3. RhoMed shall have an option to redeem any or all of Aberlyn's outstanding principal and accrued interest, subject to paragraph 1 above, at any time, without penalty.

     4. RhoMed will redeem up to one-hundred percent (100%) of the outstanding Aberlyn debt upon completion of an IPO raising net proceeds of more than $5 million, the final percent to be agreed upon by Aberlyn, The Castle Group Ltd. ("Castle") and the IPO underwriter.

     5. Aberlyn will receive Board of Director's observation rights for the term of the Agreements.

     6. Aberlyn hereby waives any default under the Agreements and waives any recourse it may have with regard to such default based on any occurrence happening on or prior to May 1, 1995, including but not limited to the following:

          a.) With regard to the Patent Assignment and License Agreement dated July 15, 1993, all Events of Default occurring on or prior to May 1, 1995 as such are defined in Section 1(a) of such Patent Assignment and License Agreement, are waived; and all rights and remedies, whether provided in Section 5 of such Patent Assignment and License Agreement or otherwise are waived;

          b.) With regard to the Master Lease Agreement dated November 16, 1994, all Events of default occurring on or prior to May 1, 1995 as such are defined in Section XV of such Master Lease Agreement are waived; and all rights and remedies whether provided in Section XVI of such Master Lease Agreement or otherwise are waived.

     7. Aberlyn hereby waives all future defaults relating to the Original Payment Amounts referred to in paragraph 1 of this Letter Agreement and specifically waives all Events of Default as such are defined in Section 1(a) of such Patent Assignment and License Agreement or Section XV of such Master Lease Agreement, relating to any admission by RhoMed of its inability to pay its debts as they become due. The Revised Payment Amounts shall be subject to all default provisions contained within the Agreements.

     8. The Agreements are amended by deleting, from the Financial Covenant Rider dated as of November 16, 1994 and the Amendment to the Financial Covenant Rider dated as of December 29, 1994, the provisions of paragraphs 3, 4, and 5 inclusive, of both the Financial Covenant Rider and the Amendment thereto.

     9. Aberlyn hereby expressly recognizes that Castle is arranging for a $300,000 line of credit to RhoMed in reliance upon the Agreements set forth herein, and Aberlyn recognizes Castle as a third-party beneficiary of this Letter Agreement.

     This Letter Agreement, and any term hereof, may not be changed, waived, discharged or terminated unless amended in writing signed by both parties.


RHOMED INCORPORATED                    ABERLYN CAPITAL MANAGEMENT
                                       LIMITED PARTNERSHIP
                                       BY ITS:  GENERAL PARTNER
                                       ABERLYN CAPITAL MANAGEMENT
                                       COMPANY, INC.

By: /s/ Buck A. Rhodes                 By: /s/ Douglas R. Brian
    -----------------------------        ------------------------------

Name: Buck A. Rhodes                   Name: Douglas R. Brian
    -----------------------------        ------------------------------

Title:  President                      Title: President
    -----------------------------        ------------------------------

Date: June 19, 1995                    Date: June 19, 1995
    -----------------------------        ------------------------------